

March 18, 2015

Via E-mail
Mr. Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re:** **Hospitality Properties Trust**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2015**
> **File No. 001-11527**

Dear Mr. Kleifges:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We note the response to prior comment 1 and continue to believe that the proxy statement should include disclosure regarding the basic nature of the Unite Here proposals. We do not believe that including this disclosure runs counter to Rule 14a-8, or is comparable to including item disclosure under Schedule 14A. We also note that the reference to alternative nominees in Question I.G.2 of the Third Supplement, cited in your response, is by way of example only. Finally, you have disclosed to shareholders that you intend to use your discretionary authority to vote against the Unite Here proposal, and therefore we believe that Rule 14a-9 requires an explanation of the basic nature of the proposals that you intend to vote down or oppose on behalf of shareholders who are considering whether to grant you their proxy. See, for example, Section 7.S(b) under Proxy Rules and Schedule 14A in the March 1999 Supplement to the Division's Manual of Publicly Available Telephone Interpretations, available on our website. Please revise your disclosure accordingly.

2. We are considering the response to prior comment 2 and will follow up if we have further comment.

3. We note the blank chart appearing on Annex II. If there have been securities purchased or sold within the past two years, please disclose them.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP